As filed with the Securities and Exchange Commission on June 16, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

ANSWERTHINK, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Nonqualified Options to Purchase Shares of Common Stock, Par Value $.001 Per Share, Granted Under Answerthink, Inc. 1998 Stock Option and Incentive Plan and Incentive Stock Options to Purchase Shares of Common Stock, Par Value $.001 Per Share, Granted Under Think New Ideas, Inc. Amended and Restated 1998 Stock Option Plan

(Title of Class of Securities)

036916 10 4

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Frank A. Zomerfeld, Esq.

Corporate Counsel

Answerthink, Inc.

1001 Brickell Bay Drive

Suite 3000

Miami, Florida 33131

(305) 375-8005

(Name, address and telephone number of person authorized  to receive notices and communications on behalf of filing person)

Copy to:

James E. Showen, Esq.

John B. Beckman, Esq.

Hogan & Hartson L.L.P.

555 Thirteenth St., N.W.

Washington, D.C. 20004-1109

(202) 637-5600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$4,124,108	$333.64**

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,302,886 shares of common stock of Answerthink, Inc. representing all of the options that are eligible to participate in the offer as described herein, are exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, is based on the product of (a) the value of such options calculated based on the Black-Scholes option pricing model as the transaction value ($4,124,108), multiplied by (b) $80.90 per $1,000,000 of the transaction value.
**	Previously paid

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing party: Not applicable
Form or Registration No.: Not applicable	Date filed: Not applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

TABLE OF CONTENTS

Item 12. Exhibits.

SIGNATURE

INDEX TO EXHIBITS

Ex. (a)(9)	Excerpt of email communication to employees of Answerthink dated June 13, 2003.
Ex. (a)(10)	Issuer communication to employees of Answerthink dated June 13, 2003.
Ex. (a)(11)	Issuer communication to employees of Answerthink dated June 13, 2003.

Table of Contents

This amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with Securities and Exchange Commission on June 11, 2003 by Answerthink, Inc., relating to the offer by Answerthink to exchange certain outstanding stock options to purchase common stock, par value $.001 per share.

Item 12 to Answerthink, Inc.’s Schedule TO is amended and supplemented to add the following new exhibit, which is filed with this Amendment No.1 to Schedule TO:

Item 12. Exhibits.

(a)	(9)	Excerpt of email communication to employees of Answerthink dated June 13, 2003.
	(10)	Issuer communication to employees of Answerthink dated June 13, 2003.
	(11)	Issuer communication to employees of Answerthink dated June 13, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Answerthink, Inc.

/s/ TED A. FERNANDEZ
Ted A. Fernandez
Chairman and Chief Executive Officer

Date: June 16, 2003

Item 12.    Exhibits.

Exhibit No.		Description

(a	)(9)	Excerpt of email communication to employees of Answerthink dated June 13, 2003.

(a	)(10)	Issuer communication to employees of Answerthink dated June 13, 2003.

(a	)(11)	Issuer communication to employees of Answerthink dated June 13, 2003.